For Immediate Release

NEWS RELEASE

Besra receives signed subscription agreement

Toronto, Canada: 11 July 2014 - Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) advises that further to its media releases of 20 June 2014 and 4 July 2014, it is now in receipt of a signed subscription agreement from Victory Corporation Group (VCG).

The subscription agreement provides for the purchase by VCG, or one or more of its affiliates, of 250 million common shares in Besra Gold Inc. (Besra or the Company) at a price of US$0.057 per share for aggregate gross proceeds of US$14.25 million.

The investment, handled by Mr Saurabh Mehrotra, will result in VCG receiving a 40% stake in the common shares of the Company, making VCG the largest shareholder of the Company’s common shares. VCG is a consortium of companies representing interests including oil and oil production, shipping, hotels and leisure, aviation, retailing and commodity trading. VCG will also have the right to appoint two individuals to the Besra Board of Directors, subject to corporate law requirements and to approval by the Toronto Stock Exchange of the VCG nominees.

Closing is scheduled for 31 July 2014, subject to board approvals and any necessary regulatory approvals, including that of the Toronto Stock Exchange (TSX). Besra will be seeking to rely on the financial hardship exemption from the shareholder approval requirement under the TSX Company Manual. The Besra Board of Directors is meeting no later than 15 July 2014 to approve the agreement.

In connection with the investment, the Company will be paying to OrbitPlan International Ltd (OrbitPlan) a cash finder’s fee equal to US$285,000 (being 2% of the gross subscription proceeds) and will issue to OrbitPlan and George Molyviatis an aggregate 5,000,000 common shares at a deemed issuance price of US$0.057 per share, equal to the subscription price under the financing. Molyviatis and OrbitPlan also will be receiving warrants to purchase an aggregate of 997,500 common shares at an exercise price equal to US$0.057 per common share. The warrants will have a term of three years subject to acceleration in the event the volume weighted average trading price of Besra’s common shares during any twenty consecutive trading day period (a Reference Period) exceeds 200% of the exercise price. Finally, in the event the market capitalization of the Company on the TSX exceeds CDN$35 million over any Reference Period ending before October 29, 2015, the Company will, at its sole discretion, either issue to Mr. Molyviatis three million (3,000,000) common shares or make a cash payment in the amount of 3,000,000 multiplied by the volume weighted average price of the common shares on the TSX for the 20 consecutive trading day period prior to the date of the closing of the VCG financing.

After giving effect to the finder’s fee, the net proceeds to the Company will be US$13,965,000. Besra currently intends to use the net proceeds of the placement to repay outstanding interest under its convertible and gold-linked notes, effect the capital investment necessary to restore production at its two Vietnamese mines to normalized levels and for general corporate and working capital purposes.

There is no assurance that the placement will be concluded upon the terms disclosed herein or at all.

… ends …
Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra - www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc

Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Victory Corporation Group

Victory Corporation Group (VCG) is formed as a consortium of companies, representing family offices and handled by a corporate centre in Switzerland. VCG is very active in the trading of commodities including coal, gold, iron ore, as well as crude, clean products and petroleum gas. The company has hands on experience in the shipping industry, jack up rig ownership, construction and operations. Through its affiliated it also provides expertise for offshore pipe and platform installation, helicopter services and offshore support. The company has business experience in Europe, West Africa, the Middle East and Asia.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com